Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     Advantage Announces Directors Approval of Unitholder Rights Plan

     CALGARY, Jan. 20 /CNW/ - Advantage Energy Income Fund ("the Fund") (TSX:
AVN.UN: NYSE: AAV) announced today that the Board of Directors (the "Board")
of Advantage Oil & Gas Ltd., the Administrator and wholly-owned subsidiary of the Fund, has adopted a Unitholder Rights Plan (the "Rights Plan") for which unitholder approval will be sought at the Fund's annual meeting of unitholders to be held by in late May, 2009.
     The Rights Plan is designed to provide unitholders and the Board with adequate time to consider and evaluate any unsolicited bid made for the Fund, to provide the Board with adequate time to identify, develop and negotiate value-enhancing alternatives, if considered appropriate, to any such unsolicited bid, to encourage the fair treatment of unitholders in connection with any take-over bid for the Fund and to ensure that any proposed transaction is in the best interests of the unitholders of the Fund.
     The Rights Plan was not proposed in response to, or in anticipation of, any pending, threatened or proposed acquisition or take-over bid. The Board did not adopt the Rights Plan to prevent a take-over of the Fund, to secure the continuance of management, the directors of the Board in their respective offices or to defer offers for the units of the Fund. The issuance of the rights will not change the manner in which unitholders trade their units.
     The Rights Plan is similar to other rights plans adopted by many Canadian income trusts and corporations. The Rights Plan is not triggered if an offer to acquire Fund units is made as a "permitted bid" and thereby allows sufficient time for the Board and unitholders to consider and react to the offer. The plan will be available for viewing at www.SEDAR.com.
     The Rights Plan has been conditionally accepted by the Toronto Stock
Exchange and is effective immediately. The Rights Plan must be confirmed by unitholders at a meeting to be held within six months.

     Advisory

     The information in this press release contains certain forward-looking statements. These statements relate to future events or our future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan",
"continue", "estimate", "expect", "may", "will", "project", "predict",
"potential", "targeting", "intend", "could", "might", "should", "believe",
"would" and similar expressions. These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions; industry conditions; changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; fluctuations in commodity prices and foreign exchange and interest rates; stock market volatility and market valuations; volatility in market prices for oil and natural gas; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions, of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; changes in income tax laws or changes in tax laws and incentive programs relating to the oil and gas industry and income trusts;
geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; and obtaining required approvals of regulatory authorities. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them. Except as required by law, Advantage undertakes no obligation to publicly update or revise any forward-looking statements.

     %SEDAR: 00016522E          %CIK: 0001259995

     /For further information: Investor Relations, Toll free: 1-866-393-0393,
ADVANTAGE ENERGY INCOME FUND, 700, 400 - 3rd Avenue SW, Calgary, Alberta, T2P
4H2, Phone: (403) 718-8300, Fax: (403) 718-8297, Web Site:
www.advantageincome.com, E-mail: advantage(at)advantageincome.com/
     (AVN.UN. AAV)

CO:  Advantage Energy Income Fund

CNW 18:25e 20-JAN-09